

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 19, 2009

Via U.S. Mail

Greg Fedun
President, Chief Executive Officer and Director
Shadow Marketing Inc.
17365 S.W. 13th Street
Pembroke Pines, FL 33029

> **Re: Shadow Marketing Inc.**
> **Post-Effective Amendment No. 3 to Form S-1**
> **Filed February 23, 2009**
> **File No. 333-131168**

Dear Mr. Fedun:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that shares of your stock have recently traded over-the-counter at $0.46 per share. Please advise us whether your company is still a shell company without any significant assets or operations or update your filing to disclose that

you have ceased to be a shell company and provide additional disclosure regarding your business.

Risk Factors, page 4

2. We note your disclosure in your Financial Statements and Notes to Financial Statements that as of December 31, 2008, there was $40,209 due to an officer and director of the company. Please create a risk factor to discuss the risks associated with this loan, including the fact that the loan is due on demand and any provisions relating to amending the loan agreement. Also, please disclose the information required by Item 404(d) of Regulation S-K regarding this loan under the heading Certain Relationships and Related Transactions on page 23.

Plan of Operation, page 19

3. We note your disclosure that although you anticipate expenses of approximately $60,000 for the next twelve months, you had only $2,318 in cash as of December 31, 2008. Please revise significantly to provide additional disclosure with regard to your plan of operations, first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3324 with any other questions.

Regards,

John Stickel
Attorney Advisor

cc: Christopher Paterson
        Fax: (954) 430-8789